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                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       OTHER INSURED TERM INSURANCE RIDER

This rider is a part of the policy to which it is attached if it is shown in the specifications pages of the policy. The insured under the policy is the insured under this rider. "Other insured" is each person other than the insured who is insured under this rider.

                                     BENEFIT

BENEFIT - We will provide the term insurance on the life of each "other insured" for whom an "other insured" specification page is issued. We will pay the term insurance benefit upon receipt of due proof that an "other insured" died prior to his or her term insurance expiry date while this rider is in force. Unless otherwise requested, the term insurance benefit will be paid to the beneficiary entitled to the proceeds under the policy and will be paid in the same manner.

An Other Insured specifications page shows for each "other insured":

-    the name and age;
-    the administrative charge, if any;
-    the term insurance benefit;
-    the effective date of the term insurance; and
-    the term insurance expiry date.

                            BENEFIT CHANGE PROVISIONS

CHANGE PROVISIONS - You may change the amount of term insurance with respect to each "other insured" if such request is made:

-    during the lifetime of the "other insured"; and

-    on written request while this policy is in force.

INCREASE - To increase the amount of term insurance, you and the "other insured" must complete the application and provide us with the following:

-    evidence of insurability;
-    the "other insured" must be under age 70; and
- the "other insured" must be approved by us according to our underwriting rules;
- you must pay us the amount needed to keep the policy in force if the policy value is less than this amount.

The increased amount of term insurance will become effective on the first monthly processing date, on or following, the date all the conditions are met. A supplemental Other Insured specifications page will be issued. This page will include the following information:

-    the name of the "other insured";
-    the effective date of the increased term insurance
-    the amount of the increase in the term insurance; and
-    minimum monthly payment, guideline premiums and charges.

No increase may be less than our minimum limit in effect on the date of the request.

DECREASE - You may decrease the amount of term insurance on the "other insured" at any time. It will be effective on the monthly processing date after we receive your written request. Such term insurance will be decreased or eliminated in the following order:

-    first, the most recent increase;

FORM 1088.NY-01                      (OVER)

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-    second, the next most recent increases successively; and

-    last, the original amount of term insurance.

A supplemental Other Insured specifications page issued will include the following information;

-    the name of the "other insured";

-    the effective date of the decrease; and

-    the amount of the decrease and the benefit remaining in force.

Term insurance on an "other insured" may not be reduced to less than our minimum issue limit.

We reserve the right to establish a minimum limit for the amount of any decrease.

                                   CONVERSION

CONVERSION - You may convert the insurance on the life of an "other insured" if such request is made:

-    prior to the "other insured's" age 70;
-    while the "other insured" is alive; and
-    while this rider is in force.

Evidence of insurability will not be required.

NEW POLICY DESCRIPTION - The new policy will be a flexible premium variable life insurance policy. The new policy will be issued:

-    on the life of an "other insured" only;
- for the same underwriting class which applies to the "other insured" under this rider; and
- at the "other insured's" age and for the insurance protection rates in use on the date of issue of the new policy.

The date of issue of the new policy will be the monthly processing date following the date conversion is requested and the first premium is paid. Term insurance for the "other insured" ends when coverage under the new policy begins.

The net death benefit may not be less than our minimum issue limit. The net death benefit may not exceed the term insurance benefit in effect on the date conversion is requested.

Riders will be available on the new policy subject to evidence of insurability and our consent. The time periods of the suicide and incontestability provisions of the new policy will expire on the same date as such provisions in this rider would have expired. The new policy will be subject to any assignments outstanding against this rider.

                                     GENERAL

OWNER - The Owner of the policy is the owner of the rider. However, if the Owner is the insured and at the time of death there is no contingent owner named, each "other insured" will become the owner of the term insurance on his or her life.

CONVERSION FOLLOWING INSURED'S DEATH - If an insured dies while the policy and rider are in force, the Owner may convert any "other insured" insurance within 90 days after the insured's death.

Conversion is subject to conversion provisions. Term insurance will continue on the life of each covered "other insured' during the conversion period. The term insurance will begin on the date of the insured's death and will end on the first to occur of:

-    the expiration of the conversion period; or

-    the date of issue of the conversion policy.

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OUR RIGHT TO CONTEST THE RIDER IS LIMITED: We cannot contest the initial term insurance benefit if this rider has been in force for two years from the date it is issued, and the "other insured" is alive at the end of this two-year period.

If the term insurance benefit is increased or the underwriting class is changed at the Owner's request, we cannot contest the increase or change after it has been in force for two years from its effective date and the "other insured" is alive.

SUICIDE EXCLUSION - If an "other insured" commits suicide within two years of the date this rider is issued, we will not pay a death benefit. The beneficiary will receive only the total amount of payments made to us for this Rider. If the term insurance benefit is increased at your request, and then an "other insured" commits suicide within two years we will not pay the increased amount. Instead the beneficiary will receive the administrative charge and charges paid for this increase, plus any net death benefit otherwise payable.

MISSTATEMENT OF AGE OR SEX - If the age or sex of an "other insured" is not correctly stated, we will adjust the amount we will pay under this rider. The amount will be the term insurance benefit that would have been purchased by the last monthly payment charge for this rider using the correct age and sex

CHARGES - Charges for this rider are paid as a part of the monthly insurance protection charge due under the policy.

The maximum charges for each "other insured" are shown in each "Other Insured's" specifications page or pages. There may be no more than five "other insureds" under this rider.

We determine the actual monthly term insurance charges subject to the guarantees noted in this rider. Any changes in these charges and rates will be made by Underwriting Class only, and will be based on changes in our future expectations for such things as: our investment earnings, our expenses, life expectancy rates, and how many policy owners keep their policies. In any event, rates will be reviewed not more often than once each year, but no less than once in a five-year period.

Any changes in costs, formulas or pricing assumptions for new and in-force policies and riders must be approved, or are in accordance with criteria approved by the company's board of directors or a committee thereof. Cost factors will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the State of New York.

TERMINATION - This rider will terminate on the first to occur of:

-    the end of the grace period of a premium in default; or
-    the termination or maturity of the policy; or
-    the monthly processing date following a request for termination.

Term insurance for each "other insured" will terminate on that "other insured's" term expiry date.

GENERAL - The specifications pages (page 3 or 3.1 of the policy) will show the date of issue of this rider.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.


               Signed for the Company at Worcester, Massachusetts

   /s/ JOHN F. O'BRIEN                /s/ CHARLES F. CRONIN
         President                            Secretary

FORM 1088.NY-01